CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES NEW CHARTERS FOR THE M/T
AIAS AND M/T ARIONAS AT INCREASED DAY RATES

ATHENS, GREECE, December 11, 2014 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the 'Partnership') an international diversified shipping company, announced today that it has secured time charter employment for the M/T ‘Aias’ and M/T ‘Arionas.’

The M/T ‘Aias’ (150,393 dwt, Crude Oil Carrier, built 2008, Universal Shipyard, Japan) will be employed with Repsol Trading S.A. (‘Repsol’) for three years (+/- 30 days) at a gross daily rate of $26,500. Previously the vessel was employed under a time charter to Capital Maritime & Trading Corp. (‘CMTC’) at a gross rate of $24,000 per day. The new charter will commence in February 2015 and marks the opening of a new time charter relationship for the Partnership with Repsol.

The M/T ‘Arionas’ (36,725 dwt, Ice Class 1A IMO II/III Chemical/ Product Tanker, built 2006, Hyundai Mipo Dockyard, South Korea) entered into a new time charter with our sponsor, CMTC, for fourteen months (+/- 30 days) at a gross daily rate of $15,000. The charter commenced in December 2014. Previously the vessel was employed under a time charter to CMTC at a gross rate of $14,250 per day.

As a result of the above employments, the Partnership’s total weighted average remaining charter duration is 8.3 years.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., CSSA S.A., Repsol Trading S.A., Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

Forward-Looking Statements

The statements in this press release that are not historical facts, including the expected use of proceeds from the offering of common units, the acquisitions and vessel delivery dates of the Vessels, and the repurchase of common units from Capital Maritime, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C. Petros Christodoulou CEO and CFO +30 (210) 4584 950 E-mail: p.christodoulou@capitalpplp.com	Investor Relations / Media Nicolas Bornozis Capital Link, Inc. (New York) Tel. +1-212-661-7566 E-mail: cplp@capitallink.com

Jerry Kalogiratos Chief Operating Officer +30 (210) 4584 950 E-mail: j.kalogiratos@capitalpplp.com